UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2020

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI PRESS RELEASE FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

21 February 2020

NEWS RELEASE

AngloGold Ashanti Free Cash Flow Jumps 90% to $127m; Lifts Dividend

(PRESS RELEASE - JOHANNESBURG) - AngloGold Ashanti nearly doubled free cash flow in 2019 to $127m, raised its dividend and improved leverage to below its target level after a higher gold price and improved efficiencies helped ensure exceptional performances at a number of its key mines. The Company’s safety performance was also the best on record.

The Company worked to deliver its strategic objectives, meeting guidance on its key operating metrics for the seventh straight year; concluding agreements to sell its South African portfolio and the Sadiola mine in Mali; lowering debt; adding reserves at its retained assets after accounting for depletion; and restarting its Obuasi mine in Ghana on schedule and on budget. The annual dividend increased by 74% to 165 ZAR cents per share (approximately US 11 cents per share).

“We’re working hard to deliver on our strategy and to capture the wider margin in this strong gold price environment,” Chief Executive Officer, Kelvin Dushnisky said. “We’re generating strong cash flow from our operations, and that’s allowing us to increase returns to shareholders, strengthen our balance sheet and invest in our ore bodies.”

AngloGold Ashanti invested sustaining capital of $494m in 2019 and has forecast an increase to between $640m and $670m in 2020. The additional investment will help the Company convert existing resources into additional ore reserves and increase development at its key mines. The added reserves extend mine lives, while more development will allow greater operating flexibility, which in turn will translate into more efficient and predictable cost and production outcomes.

Production was 3.281Moz at a total cash cost of $776/oz in the 12 months through 31 December 2019, from 3.400Moz at $773/oz in the previous year. All-in Sustaining Cost (AISC) was $992/oz for the year ended 31 December 2019, compared to $976/oz for the previous year. Headline earnings of US 91 cents per share, were up 72% from the previous year, while free cash flow before capital expenditure on growth projects, rose 106% to $448m.

The Company reported exceptional performances from its Geita, Kibali, Tropicana and Iduapriem mines, with production and efficiency gains partly offset by operating challenges at its Siguiri and Sunrise Dam mines.

The balance sheet continues to improve as stronger cash flows helped with the continued reduction in Adjusted net debt. Adjusted net debt to Adjusted EBITDA was 0.91 times at year end, below targeted levels of 1.0 times through the cycle. Adjusted net debt was 5% lower at $1.581bn at year end, down from $1.659bn at 31 December 2018.

SECOND HALF PERFORMANCE

Production for the second half of 2019 was 1.727Moz at a total cash cost of $762/oz, compared to 1.772Moz at $726/oz for the last six months of 2018. AISC was $981/oz for the last six months of 2019, compared to $936/oz for the same period in 2018.

Adjusted EBITDA was $1,033m during the second half of 2019, compared to $756m during the second half of 2018. Free cash flow of $159m was generated in the second half of 2019, compared to $118m for the second half of 2018.

SAFETY

AngloGold Ashanti’s safe production strategy, along with targeted safety campaigns, have helped ensure a record safety performance for the Company. For the first time in its history, AngloGold Ashanti passed a calendar year without a workplace fatality and injury rates declined by almost two thirds since 2012. While these are important milestones, the pursuit of zero-harm remains in sharp focus.

GUIDANCE 2020**

Production guidance for the 2020 year is estimated to be between 3.050Moz and 3.300Moz. Total cash costs are estimated to be between $775/oz and $825/oz and AISC between $1,040/oz and $1,100/oz at average exchange rates against the US Dollar of 15.00 (South Africa Rand), 3.95 (Brazil Real), 0.70 (Australia Dollar) and 70.00 (Argentina Peso), with oil at $65/bbl average for the year, based on market expectations.

Total capital expenditure is anticipated to be between $920m and $990m, with the Company prioritising investment in growing its Ore Reserves and improving operating flexibility by investing in Ore Reserve Development and Reserve Conversion at sites with high geological potential. The increase in sustaining capital for 2020 includes around $30/oz to facilitate additional exploration and development. Two projects are being advanced simultaneously in Colombia, with the completion of feasibility studies expected by year end 2020 for both Quebradona and Gramalote, the latter now managed by B2Gold Corp.

Ends
**Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (and thus do not give effect to any of the contemplated sales in South Africa and Argentina) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

JSE Sponsor
The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 21, 2020    By: /s/ ME SANZ PEREZ_
Name: ME Sanz Perez
Title: Executive Vice President –General Counsel, Compliance and Company Secretary